

07007104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2006 AND ENDING 6/30/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue, 15th Floor
(No. and Street)

New York | New York | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A.T. Stautberg Jr. (212) 850-2530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Ippoliti & Co., PC
(Name – *if individual, state last, first, middle name*)

254 South Main Street, Suite 406, New City, NY 10956
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A.T. Stautberg Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Securities Corporation, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denese Scott
Notary Public
State of New York
No. 01SC6126182
Qualified In Bronx County
Commission Expires May 2, 2009

Denese Scott
Notary Public

[signature]
Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULES

JUNE 30, 2007 & 2006

TRIUMPH SECURITIES CORPORATION

CONTENTS

KATZ
IPPOLITI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
(888) 438-9838
Fax: (845) 634-5410

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triumph Securities Corporation

We have audited the accompanying statements of financial condition of Triumph Securities Corporation (a wholly owned subsidiary of Triumph Resources Corporation) as of June 30, 2007 and 2006 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Triumph Securities Corporation at June 30, 2007 and 2006 and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedure applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Katz Ippoliti & Co., P.C.

New City, New York
August 14, 2007

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007 AND 2006

Assets

	2007	2006
Cash and cash equivalents	$ 1,606	$ 19,355
Investments	39,480	227,484
Due from parent company	18,678	52,495
Total Assets	$ 59,764	$ 299,334

Liabilities & Stockholder's Equity

	2007	2006
Liabilities:		
Accrued Expenses	$ 9,670	$ 9,469
Total Liabilities	9,670	9,469
Stockholder's Equity:		
Common stock, par value $1.00 Authorized 20,000,000 shares; *issued and outstanding* 100 shares	100	100
Additional paid-in capital	183,180	175,180
Retained Earnings	(158,323)	(69,968)
Accumulated Other Comprehensive Income	25,137	184,553
Total Stockholder's Equity	50,094	289,865
Total Liabilities and Stockholder's Equity	$ 59,764	$ 299,334

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Revenues:		
Transaction Related Income	$ 25,286	$ 25,051
Gain on Sale of Securities	25,555	36,133
Interest & other income	943	867
Total Revenues	51,784	62,051
Expenses:		
Registration fees	3,585	3,490
General & administrative expenses	127,110	129,711
Professional fees	8,792	38,749
Miscellaneous expenses		686
Total Expenses	139,487	172,636
Loss before provision for income taxes	(87,703)	(110,585)
Provision for income taxes	652	864
Net Loss	(88,355)	(111,449)
Other comprehensive income (loss):		
Unrealized gain (loss) on investments	(159,416)	128,126
Comprehensive Income (loss)	$ (247,771)	$ 16,677

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION

(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2005	$ 100	$ 175,180	$ 41,481	$ 56,427	$ 273,188
Net Loss			(111,449)		(111,449)
Unrealized gains from investments available-for-sale				128,126	128,126
Balance at June 30, 2006	100	175,180	(69,968)	184,553	289,865
Net Loss			(88,355)		(88,355)
Capital contribution		8,000			8,000
Unrealized gains from investments available-for-sale				(159,416)	(159,416)
Balance at June 30, 2007	$ 100	$ 183,180	$ (158,323)	$ 25,137	$ 50,094

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Cash flows from operating activities		
Net Loss	$ (88,355)	$ (111,449)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain from sale of securities	(25,555)	(36,133)
Changes in assets and liabilities:		
Decrease in due from parent company	33,817	28,896
Decrease in loans & exchanges	0	10,000
Decrease in deposits	0	5,000
Increase in accrued expenses	201	1,429
Net cash used in operating activities	(79,892)	(102,257)
Cash flows from financing activities		
Capital contribution	8,000	0
Net cash from financing activities	8,000	0
Cash flows from investing activities		
Net proceeds from sale of securities	54,143	54,279
Net cash from investing activities	54,143	54,279
Net (decrease) in cash and cash equivalents	(17,749)	(47,978)
Cash and cash equivalents beginning of year	19,355	67,333
Cash and cash equivalents at end of year	$ 1,606	$ 19,355

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Triumph Securities Corporation (the Company) is a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

(b) Merger

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation (Triumph) and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

(c) Business Activity

During the fiscal year ended June 30, 2007 and 2006, the Company's business activity included the provision of financial advisory services and assistance in private placement financings.

(d) Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION (continued)

JUNE 30, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f) Accounts Receivable

The Company utilizes the direct write-off method to account for bad debt expense. Recoveries of items previously charged off are recognized as income when received. Generally accepted accounting principles require the reserve method to be used to account for bad debts; however, the use of the method described above does not result in a material difference between that and the reserve method. There was no bad debt expense for the years ended June 30, 2007 and 2006.

(g) Investments

The Company's securities are classified as available-for-sale and, as such, are carried at fair value. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. The Company does not currently have any held-to-maturity or trading securities.

TRIUMPH SECURITES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION (continued)

JUNE 30, 2007 AND 2006

(g) Investments

Unrealized holding gains and losses for available-for-sale securities are excluded from net income and reported as a separate component of stockholder's equity. Realized gains and losses for securities classified as available-for-sale are reported in earnings based upon the adjusted cost of the specific security sold.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had capital of $21,545 which was $16,545 in excess of its required capital of $5,000. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt. The Company does not hold or maintain customer funds or securities.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

The Parent allocated rent and utility costs for shared office space to the Company in the amount of $31,818 and $12,627 for the years ended June 30, 2007 and 2006, respectively.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION (continued)

JUNE 30, 2007 AND 2006

NOTE 4 - INVESTMENTS

An analysis of the Company's investments and their fair value as of June 30, 2007 and 2006 are as follows:

Type of Investment	Cost	Unrealized gains	Fair Value
2007			
Common Stock & warrants	$14,343	$25,137	$ 39,480
2006			
Common Stock & warrants	$40,509	$184,553	225,062

NOTE 5 - INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings.

Federal income taxes were not provided during the Company's fiscal year ending June 30, 2007 and 2006 since the consolidated group had a net operating loss for both years.

A provision for state and local income taxes in the amount of $652 and $864 was established for fiscal years ending June 30, 2007 and June 30, 2006, respectively.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2007 AND 2006

	2007	2006
Total ownership equity per Focus Report at June 30, 2007 and 2006	$ 50,094	$ 289,865
Nonallowable assets:		
Loans & exchanges	-	-
Deposits	-	-
Due from parent company	18,678	52,495
Net capital before haircuts on securities positions	31,416	237,370
Haircuts on securities positions	9,871	62,729
Net Capital	21,545	174,641
Minimum net capital requirement	5,000	5,000
Excess net capital	$ 16,545	$ 169,641
AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 9,670	$ 9,469
Total Aggregate Indebtedness	$ 9,670	$ 9,469

No material differences exist between the above computations of Net Capital and that filed with the Company's unaudited June 30, 2007 and 2006 FOCUS reports. The Company does not hold or maintain customer funds or securities. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt.

See accompanying notes and auditors' report.

KATZ
IPPOLITI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
(888) 438-9838
Fax: (845) 634-5410

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Triumph Securities Corporation

We have examined the financial statements of Triumph Securities Corporation (the "Company") for the year ended June 30, 2007 and have issued our report thereon dated August 14, 2007. As part of our examination, we have reviewed and tested the system of internal accounting control for the year ended June 30, 2007 including the accounting system and practices and procedures established for making periodic computations of aggregate debits and net capital and for determining deposit requirements, if any, in a special reserve bank account for customers. We did not review the practices and procedures followed by the Company (i) in obtaining and maintaining physical possession or control of fully paid securities of customers, (ii) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or (iii) in complying with the requirements of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not handle cash or perform custodial functions relating to customer securities transactions.

Our review and tests of the system of internal accounting control were of the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing our opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concepts of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management, with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our review and tests of the system of internal accounting control were made for the purpose set forth in the second paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of Triumph Securities Corporation taken as a whole. However, our review and tests disclosed no conditions which we believe to be material weaknesses.



KATZ, IPPOLITI & CO., P.C.

New City, New York
August 14, 2007

END